SCHEDULE 13E-3
                                 (Rule 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)

                         Horizon Group Properties, Inc.
                              (Name of the Issuer)

                         Horizon Group Properties, Inc.
                      (Name Of Person(s) Filing Statement)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    44041U102
                      (Cusip Number Of Class Of Securities)

                                 Gary J. Skoien
                Chairman Of The Board and Chief Executive Officer
                         Horizon Group Properties, Inc.
                         77 West Wacker Drive Suite 4200
                             Chicago, Illinois 60601
                                 (312) 917 8870

       (Name, Address and Telephone Number Of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1993.

c.   [ ]  A tender offer.

d.   [x]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction.

                            CALCULATION OF FILING FEE
================================================================================

  Transaction valuation: $123,855*                Amount of filing fee: $24.77
================================================================================
* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $5.00 share for the eligible common stock, multiplied by 24,771, the maximum number of shares to be purchased in the offer.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.77      Filing Party: Horizon Group Properties, Inc.
Form or Registration No.: Schedule 13E-3      Date Filed: October 3, 2003

This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission (the "Commission") on October 3, 2003, Amendment No. 1 to the Schedule 13E-3 Transaction Statement filed with the Commission on October 16, 2003 and Amendment No. 2 to the Schedule 13E-3 Transaction Statement filed with the Commission on November 24, 2003 (as so amended, the "Schedule 13E-3") by Horizon Group Properties, Inc. (the "Company"). This Schedule 13E-3 relates to the offer (the "Offer") by the Company to purchase for cash all shares of the Company's common stock, $.01 par value (the "Common Stock"), held by stockholders that own 20 or fewer shares of Common Stock as of the close of business on September 26, 2003, pursuant to the Offer to Purchase, dated October 3, 2003 and the related Letter of Transmittal.

The purpose of this Final Amendment is to report the results of the Offer, which expired at 3:00 p.m., Eastern Standard Time, on Monday, December 8, 2003. The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all items of this Amendment, except as set forth below. In addition, the information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated by reference with respect to Items 1 through 16 of this Final Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     Item 11 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

The Offer expired at 3:00 p.m., Eastern Standard Time, on Monday, December 8, 2003. The Company received tenders of 15,078 shares of Common Stock in the Offer. All of the tendered shares have been accepted by the Company, and the number of record shareholders of the Company after acquisition of the tendered shares is approximately 180.

ITEM 16: EXHIBITS. Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit thereto:

      Exhibit No.        Description
      -----------        -----------
(a)(10)            Press Release dated December 8, 2003.**

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2003

                                       HORIZON GROUP PROPERTIES, INC.


                                       By: /s/ Gary J. Skoien
                                           ---------------------------------
                                       Name:   Gary J. Skoien
                                       Title:  Chairman of the Board and
                                               Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.       EXHIBIT
-----------       -------

(a)(10)        Press Release dated December 8, 2003.**